Exhibit 99.2
BEFORE THE COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI
(Dated: 19th February, 2009)
   CP No. 001 of 2009
CA No.84/09
Present: Shri S. Balasubramanian,
Chairman
In the matter of Companies Act, 1956-Sections 388B/397/398/402/408
AND
In the matter of Union of India
versus
Satyam Computer Services Limited & others.
Petitioner:
Union of India, New Delhi
Respondents:
1.	M/s Satyam Computer Services Ltd.
2.	Shri Ramalinga Raju — Chairman
3.	Shri B. Rama Raju — MD
4.	Shri Rammohan Rao Mynampati — WTD
5.	Shri Mangalam Srinivasan
6.	Shri Krishna G.Palepu
7.	Shri Vinod K. Dham
8.	Shri M.Rammohan Rao
9.	Shri V.S.Raju
10.	Shri T.R.Prasad
11.	M/s Price Waterhouse,.CAs, Auditors of the company
12.	Shri G.Jayaraman, Company Secretary
Present on behalf of parties:

1.	Mr. Mohan Parasaran, Addl. Solicitor General of India	... UOI
2.	Mr. Sanjay Shorey, DD (I)	... UOI
3.	Mr. G.Umapathy, Advocate	... UOI
4.	Mr. B.L. Chidananda, Advocate	... UOI
5.	Mr. Alok Samanta Rai, JD(L)	... UOI
6.	Ms. Pallavi S.Shroff, Advocate	... for Respondent No.1
7.	Ms. Ritu Bhalla, Advocate	... for Respondent No.1
8.	Ms. Jasleen K.Oberoi, Advocate	... for Respondent No.1
9.	Mr. Dhrv Madan, Advocate	... for Respondent No.1

ORDER
(Date of Hearing: l8.2.2009)
1.	In this order, I am considering CA No.84 of 2009 filed by M/s Satyam Computers Services Limited (the company). By an order dated 9.1.2009, I had suspended the Board of Directors of the company and had also authorized the Central Government to constitute a fresh Board of the company with not more than 10 persons of eminence as directors. In pursuant to the said order, the Central Government has already constituted a fresh Board with six eminent persons as directors and this Board has been managing the affairs of the company. The present application has been filed on the authority of the said Board. This application elaborates the several steps taken by the new Board for the financial revival of the company, detection of and investigation into the various misdeeds by the erstwhile management and for streamlining the working of the company. It is further stated that the new Board has also raised over Rs.600 crores from financial institutions to meet its immediate working capital needs as there has been a severe financial crunch. It is further stated that presently the company is dire need of funds as it is faced with erosion in value, cash flow problems, bank loan difficulties, customers and employees leaving the company, difficulties in raising and securing working capital requirements for salaries, debt repayments, discharging employees marketing costs, rentals, etc. Having considered the long term financial needs of the company, which could not be either internally or externally mobilized, the Board has come to the conclusion that a strategic investor has to be inducted, not only to pump in sufficient equity capital but also to provide managerial expertise. The new Board apprehends that if immediate steps are not taken towards this end, it would be difficult to keep the company as a going concern. It is further stated that to enable the company to induct a strategic investors, the Board has already sought for certain relaxations in application of Take-over Code Regulation from SEBI and that SEBI has notified amendments to Regulation 29A of the Takeover Code in this regard. The application further elaborates the mode and manner of identifying and selecting a suitable strategic investor. It is further stated that to induct a strategic investor with equity capital, the authorized equity capital of the company has to be increased from the present Rs 160 crores to Rs.280 crores and preferential allotment of shares to the strategic investor has to be made. Accordingly, it is prayed in the application that CLB should authorize the Board to induct a strategic investor/s, exempt the company from obtaining the approval of the shareholders to increase the authorized capital and also to make preferential allotments.

2.	Heard Ms.Pallavi Shroff, Advocate for the company, who while reiterating the averments in the application, sought for grant of the prayers made therein. She submitted that after a careful consideration of the situation prevailing in the company, the Board of Directors is of the firm view that without induction of a strategic investor/s with sufficient financial resources and managerial capability, the company cannot survive in the long term and as such the Board should be authorized to induct a strategic investor/s by an open and transparent process. She further submitted that since no strategic investor would be interested unless a minimum of 26% of the enhanced equity capital is allotted on a preferential basis and since the present authorized capital is not sufficient, the same has to be increased. Since getting the approval of the shareholders either for increasing the authorized capital or for making a preferential allotment is a long drawn process, exemption from complying with the statutory provisions in this regard be granted by the CLB in exercise of its powers under the Act. Shri Parasaran, ASG appearing for the Union of India supported the application.
3.	Satyam Computer Services Limited is a listed company having about 3 lakh shareholders. The company was promoted by the 2nd respondent Shri Ramalinga Raju. It has over 53000 employees and it is the 4th largest IT company in India having clients in over 60 other countries. But the reputation and credibility of the company suffered drastically in the recent past due to the admission by the ex- Chairman of the company that there had been jugglery of financial statements/ fraudulent manipulation of accounts and financial impropriety. Considering these facts and observing that in the interests of the members, employees, customers of the company and also in the larger public interest, it was necessary to take immdieate remedial steps, I passed an interim order on 9.1 2009 as referred to in para 1 ante, constituting a new Board. The object of constitution of the new Board was to ensure that there was no further erosion or downfall in the fortunes of the company, and to stabilize the affairs of the company. From the periodical reports submitted by the present Board and also from this application, I find that the present Board has been eminently discharging its onerous responsibility of keeping the company going and ensuring that the affairs of the company getting stabilized. However, as stated in the application, to ensure that the company continues as a going concern on a long term basis, requisite funding along with managerial expertise is necessary, which can be provided only by a strategic investor. Such induction of a strategic investor would be in the interests of not only the company but also in the interests of all the stake holders. Since any strategic investor would like to have adequate equity shareholding which would enable the investor to constitute its own Board, it would be necessary to make a preferential allotment to the said strategic investor. Presently, the authorized capital of the company is 80 crore shares of Rs 2 each of which 67.3 crore shares have already been issued. Therefore, the company needs to increase its authorized capital to make a preferential allotment.
4.	Having convinced myself that, in the interest of the company, its employees, shareholders, customers and in the larger public interest, further induction of long term funds through induction of a strategic investor is necessary, I authorize the Board of the company:
1.	To pass a resolution to amend the capital clause of the Memorandum of Association to increase the authoised equity share capital of the company from Rs.160 crores comprising of 80 crores equity shares of Rs.2 each to Rs 280 crores comprising of 140 crores equity shares of Rs 2 each. The resolution so passed shall be deemed to be a one passed in a general meeting in terms of Section 17 of the Act.

2.	To pass a resolution authorizing itself to make a preferential allotment of equity shares at par or at a premium and the said resolution shall be deemed to be a special resolution passed in a general meeting in terms of Section 81(1A) of the Act.

3.	To induct a strategic investor/s, subject to:
     1. Devising a plan which provides for a transparent, open and competitive process without furthering the interests of any particular acquirer.
     2. Obtaining of requisite approvals from SEBI in terms of SEBI Takeover Code.
     3. The process of selection being transparent, open and by way of a competitive price bid auction, overseen by a retired Judge of the Supreme Court/ a former Chief Justice of India.
     4. Obtaining the approval of this Board before actually allotting the shares on a preferential basis, with full details on the process adopted in selecting the strategic investor/s.

(S.Balasubramanian)

4